

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF

DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT

COPY OF THE CERTIFICATE OF INCORPORATION OF "MUSAFFA, INC.",

FILED IN THIS OFFICE ON THE TWENTY-FIFTH DAY OF APRIL, A.D.

2022, AT 5:12 O`CLOCK P.M.



Jeffrey W. Bullock, Secretary of State

6768787 8100
SR# 20221618731

Authentication: 203303061
Date: 04-28-22

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 05:12 PM 04/25/2022
FILED 05:12 PM 04/25/2022
SR 20221618731 - File Number 6768787

CERTIFICATE OF INCORPORATION

OF

MUSAFFA, INC.

ARTICLE I

The name of the corporation is Musaffa, Inc. (the "***Corporation***").

ARTICLE II

The address of the registered office of the corporation in the State of Delaware is 8 The Green, STE B, Dover, DE 19901. The name of its registered agent at such address is Northwest Registered Agent Service, Inc.

ARTICLE III

The Corporation's purpose is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware, as amended ("***DGCL***").

ARTICLE IV

The Corporation is authorized to issue 4,320,000 shares of Class A Common Stock, par value $0.0001 per share (the "Class A Common Stock"), and 5,680,000 shares of Class B Common Stock, par value of $0.0001 per share (the "Class B Common Stock," and together with the Class A Common Stock, the "Common Stock,") and have a par value of $0.0001 per share. The number of authorized shares of any class or classes of stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of at least a majority of the voting power of the issued and outstanding shares of Common Stock of the Corporation, voting together as a single class. Each holder of shares of Class A Common Stock shall be entitled to one (1) vote for each share of Class A Common Stock held as of the applicable date on any matter that is submitted to a vote or for the consent of the stockholders of the Corporation. Each holder of shares of Class B Common Stock shall have non-voting shares.

ARTICLE V

The name and mailing address of the Corporation's sole incorporator is:

Dilshod Jumaniyazov
8642 Tessara Ln
Tampa, Florida 33647

ARTICLE VI

1. In furtherance of, and not in limitation of, the powers conferred by the DGCL, the Corporation's board of directors (the "***Board***") shall have the power and expressly authorized to adopt, amend, terminate, repeal, or waive the Corporation's Bylaws or any provision thereof (the "***Bylaws***").

2. The Corporation's business and affairs shall be managed by, or under the direction of the Board. In addition to the powers and authority expressly conferred upon them by statute, this Certificate of

Incorporation, as amended (this *"Certificate"*), and the Bylaws, the directors are empowered to exercise all such powers and do all such acts and things as may be exercised or done by the Corporation.

3.   Election of directors need not be by written ballot, unless the Bylaws provide otherwise. The authorized number of the Corporation's directors shall be determined in the manner set forth in the Bylaws.

4.   Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws provide.

5.   The Corporation's books may be kept outside the State of Delaware at such place or places as may be designated by the Board or pursuant to the Bylaws.

ARTICLE VII

1.   A director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) for any transaction from which the director derived any improper personal benefit. If the DGCL is amended after the filing date of this Certificate to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL. No amendment, modification, termination, or repeal of this Section 1 shall adversely affect the rights and protection afforded to a director of the Corporation under this Section 1 for acts or omissions occurring prior to such amendment, modification, termination, or repeal.

2.   The Corporation shall have the power to indemnify, to the fullest extent permitted by the DGCL, any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, or investigative (a *"Proceeding"*) by reason of the fact that he or she is or was a director, officer, employee, or agent of the Corporation, or is or was serving at the Corporation's request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any such Proceeding, and to advance expenses for any Proceeding to the extent permitted by the DGCL. The Corporation shall have the power to enter into indemnification agreements in furtherance of the general powers granted hereunder. A right to indemnification or to advancement of expenses arising under a provision of this Certificate or the Bylaws shall not be eliminated or impaired by an amendment to this Certificate or the Bylaws after the occurrence of the act or omission that is the subject of the civil, criminal, administrative or investigative action, suit, or proceeding for which indemnification or advancement of expenses is sought, unless the provision in effect at the time of such act or omission explicitly authorizes such elimination or impairment after such action or omission has occurred.

ARTICLE VIII

Unless the Corporation consents in writing to the selection of an alternative forum, the sole and exclusive forum for (1) any derivative action or proceeding brought on behalf of the Corporation, (2) any action asserting a claim of breach of a fiduciary duty owed by any director, officer, or employee of the Corporation to the Corporation or the Corporation's stockholders, (3) any action asserting a claim against the Corporation arising pursuant to any provision of the DGCL, this Certificate or the Bylaws, or (4) any action asserting a claim against the Corporation governed by the internal affairs doctrine shall be a state or federal court located within the State of Delaware, in all cases subject to the court having personal jurisdiction over the indispensable parties named as defendants.

ARTICLE IX

The Corporation reserves the right at any time, and from time to time, to amend, alter, change or repeal any provision contained in this Certificate, other provisions authorized by the laws of the State of Delaware at the time in force may be added or inserted, in the manner now or hereafter prescribed by this Certificate and the DGCL; and all rights, preferences and privileges of any nature conferred upon directors, stockholders, or any other persons by and pursuant to this Certificate in its present form or as hereafter amended are granted subject to the rights reserved in this Article IX.

[Signature Page Follows]

*   *   *

I, Dilshod Jumaniyazov, as the Corporation's sole incorporator, signed this Certificate on the 22nd day of April 2022.

DocuSigned by:

Dilshod Jumaniyazov

6CBAF180193841F...

By: Dilshod Jumaniyazov, Sole Incorporator

State of Delaware
Secretary of State
Division of Corporations
Delivered 11:10 AM 02/29/2024
FILED 11:10 AM 02/29/2024
SR 20240788454 - File Number 6768787

CERTIFICATE OF AMENDMENT

OF THE CERTIFICATE OF INCORPORATION OF MUSAFFA, INC.

MUSAFFA, INC. (the "**Corporation**"), a corporation organized and existing under the General Corporation Law of the State of Delaware, hereby certifies as follows:

1. This Certificate of Amendment (the "**Certificate of Amendment**") amends the provisions of the Corporation's Certificate of Incorporation, filed with the Secretary of State on April 25, 2022, SR 20221618731 - File Number 6768787 (the "**Certificate of Incorporation**").

2. Article Fourth of the Certificate of Incorporation is hereby amended and restated in its entirety as follows:

> "The Corporation is authorized to issue a total of 60,000,000 shares of the Corporation's common stock, par value $0.0001 per share, of which there are 25,920,000 shares of Class A Common Stock, par value $0.0001 per share (the "**Class A Common Stock**"), and 34,080,000 shares of Class B Common Stock, par value of $0.0001 per share (the "**Class B Common Stock**," and together with the Class A Common Stock, the "**Common Stock**").The number of authorized shares of any class or classes of stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of at least a majority of the voting power of the issued and outstanding shares of Common Stock of the Corporation, voting together as a single class. Each holder of shares of Class A Common Stock shall be entitled to one (1) vote for each share of Class A Common Stock held as of the applicable date on any matter that is submitted to a vote or for the consent of the stockholders of the Corporation. Each holder of shares of Class B Common Stock shall have non-voting shares.
>
> Effective upon the filing of this Certificate of Amendment (the "**Effective Time**"), a 6-for-l forward stock split for each share of issued and outstanding Common Stock or held by the Corporation in treasury stock, including the Common Stock reserved for the Corporation's 2022 Stock Option Plan, immediately prior to the Effective Time shall automatically and without any action of the part of the holders thereof occur (the "**Forward Stock Split**"). The par value of the Common Stock shall remain $0.0001 per share. No fractional shares of Common Stock shall be issued upon the Forward Stock Split or otherwise. Each holder of previously issued and outstanding Common Stock, par value $0.0001 ("**Old Common Stock**") shall, for each share of Old Common Stock receive six (6) shares of new common stock, having a par value of $0.0001 per share ("**New Common Stock**").
>
> All certificates (certificated or uncertificated) representing shares of Common Stock outstanding immediately prior to the Effective Time shall immediately after the filing of this Certificate of Amendment represent instead the number of shares of Common Stock as provided above. Notwithstanding the foregoing, any holder of Common Stock may (but shall not be required to) surrender his, her or its stock certificate or certificates to the Corporation, and upon such surrender the Corporation will issue a certificate for the correct number of shares of Common Stock to which the holder is entitled under the provisions of this Certificate of Amendment."

3. This Amendment to the Certificate of Incorporation of the Corporation, has been duly adopted and approved in accordance with the General Corporation Law of the State of Delaware by the directors and stockholders of the Corporation.

4. All other provisions of the Certificate of Incorporation shall remain in full force and effect.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be subscribed on February 28, 2024.

MUSAFFA, INC.

DocuSigned by:

By: Dilshod Jumaniyazov

6CBAF180193841F...

Name: Dilshod Jumaniyazov

Title: Chief Executive Officer

2



Wyoming Secretary of State

Herschler Bldg East, Ste.100 & 101

Cheyenne, WY 82002-0020
Ph. 307-777-7311

For Office Use Only
WY Secretary of State
FILED: Nov 13 2023 10:16AM
Original ID: 2023-001360079

Limited Liability Company
Articles of Organization

I. **The name of the limited liability company is:**
Musaffa CFV LLC

II. **The name and physical address of the registered agent of the limited liability company is:**
Northwest Registered Agent Service Inc
30 N Gould St Ste N
Sheridan, WY 82801

III. **The mailing address of the limited liability company is:**
285 Fulton Street
Ste 8500
New York, NY 10007

IV. **The principal office address of the limited liability company is:**
285 Fulton Street
Ste 8500
New York, NY 10007

V. **The organizer of the limited liability company is:**
Clemen Cunningham
1431 E McKinney Street, Ste 130 Denton TX 76209

Signature: *Clemen Cunningham*   Date: **11/13/2023**

Print Name: **Clemen Cunningham**

Title: **Organizer**

Email: **clemen@crowdfundinglawyers.net**

Daytime Phone #: **(323) 799-1342**


☑ I am the person whose signature appears on the filing; that I am authorized to file these documents on behalf of the business entity to which they pertain; and that the information I am submitting is true and correct to the best of my knowledge.

☑ I am filing in accordance with the provisions of the Wyoming Limited Liability Company Act, (W.S. 17-29-101 through 17-29-1105) and Registered Offices and Agents Act (W.S. 17-28-101 through 17-28-111).

☑ I understand that the information submitted electronically by me will be used to generate Articles of Organization that will be filed with the Wyoming Secretary of State.

☑ I intend and agree that the electronic submission of the information set forth herein constitutes my signature for this filing.

☑ I have conducted the appropriate name searches to ensure compliance with W.S. 17-16-401.

☑ I consent on behalf of the business entity to accept electronic service of process at the email address provided with Article IV, Principal Office Address, under the circumstances specified in W.S. 17-28-104(e).

Notice Regarding False Filings: Filing a false document could result in criminal penalty and prosecution pursuant to W.S. 6-5-308.

W.S. 6-5-308. Penalty for filing false document.

(a) A person commits a felony punishable by imprisonment for not more than two (2) years, a fine of not more than two thousand dollars ($2,000.00), or both, if he files with the secretary of state and willfully or knowingly:

(i) Falsifies, conceals or covers up by any trick, scheme or device a material fact;

(ii) Makes any materially false, fictitious or fraudulent statement or representation; or

(iii) Makes or uses any false writing or document knowing the same to contain any materially false, fictitious or fraudulent statement or entry.

☑ I acknowledge having read W.S. 6-5-308.

Filer is: ☑ An Individual   ☐ An Organization

Filer Information:
By submitting this form I agree and accept this electronic filing as legal submission of my Articles of Organization.

Signature:	*Clemen Cunningham*	Date: **11/13/2023**
Print Name:	**Clemen Cunningham**	
Title:	**Organizer**	
Email:	**clemen@crowdfundinglawyers.net**	
Daytime Phone #:	**(323) 799-1342**	


Consent to Appointment by Registered Agent

Northwest Registered Agent Service Inc, whose registered office is located at **30 N Gould St Ste N, Sheridan, WY 82801**, voluntarily consented to serve as the registered agent for **Musaffa CFV LLC** and has certified they are in compliance with the requirements of W.S. 17-28-101 through W.S. 17-28-111.

I have obtained a signed and dated statement by the registered agent in which they voluntarily consent to appointment for this entity.

Signature: *Clemen Cunningham*   Date: **11/13/2023**

Print Name: **Clemen Cunningham**

Title: **Organizer**

Email: **clemen@crowdfundinglawyers.net**

Daytime Phone #: **(323) 799-1342**

STATE OF WYOMING
Office of the Secretary of State

I, CHUCK GRAY, Secretary of State of the State of Wyoming, do hereby certify that the filing requirements for the issuance of this certificate have been fulfilled.

CERTIFICATE OF ORGANIZATION

Musaffa CFV LLC

I have affixed hereto the Great Seal of the State of Wyoming and duly executed this official certificate at Cheyenne, Wyoming on this **13th** day of **November**, **2023** at **10:16 AM.**

Remainder intentionally left blank.



Filed Date: 11/13/2023

_____

Secretary of State

Filed Online By:

Clemen Cunningham

on 11/13/2023